UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2009

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2009

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

(Code number: 8306)

Corrections to “Consolidated Summary Report”

Tokyo, August 31, 2009 — Mitsubishi UFJ Financial Group, Inc. today announced corrections to Consolidated Summary Report for the Fiscal Year Ended March 31, 2009 released on May 19, 2009 as shown in the appendix.

*        *        *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Financial Planning Division

Tel: 81-3-3240-6770

Appendix

(Corrections)

*Corrected figures are underlined.

•	Consolidated Summary Report <under Japanese GAAP>

for the fiscal year ended March 31, 2009

•	Page 1 (Consolidated Summary Report)

1. Consolidated Financial Data for the Fiscal Year ended March 31, 2009

(2) Financial Conditions

•	Risk-adjusted Capital Ratio

	Before correction	After correction
As of	%	%
March 31, 2009	11.76	11.77
March 31, 2008	11.19	11.19

•	Page 6 (Consolidated Summary Report)

1. Results of Operations and Financial Condition    (2) Financial condition

•	Fourth paragraph

Before correction	After correction
MUFG’s consolidated risk-adjusted capital ratio based on the Basel 2 Standards as of March 31, 2009 was 11.76% (on a preliminary basis), an increase of 0.56 percentage points from March 31, 2008.	MUFG’s consolidated risk-adjusted capital ratio based on the Basel 2 Standards as of March 31, 2009 was 11.77% (on a preliminary basis), an increase of 0.57 percentage points from March 31, 2008.

•	Page 13 (Selected Financial Information under Japanese GAAP for the Fiscal Year Ended March 31, 2009)

6. Risk-Adjusted Capital Ratio Based on the Basel 2 Standards

(Before correction)

MUFG Consolidated

	(in billions of yen)
	As of March 31, 2009 (A) (Preliminary basis)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
(1) Risk-adjusted capital ratio	11.76%	0.56%	11.19%
Tier 1 ratio	7.76%	0.15%	7.60%
(2) Tier 1 capital	7,575.1	(718.5)	8,293.7
(3) Qualified Tier 2 capital	4,217.6	(224.1)	4,441.8
(4) Deductions from total qualifying capital	312.8	(206.8)	519.7
(5) Net qualifying capital (2)+(3)-(4)	11,479.9	(735.9)	12,215.8
(6) Risk-adjusted assets	97,611.4	(11,464.2)	109,075.6

(After correction)

MUFG Consolidated

	(in billions of yen)
	As of March 31, 2009 (A) (Preliminary basis)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
(1) Risk-adjusted capital ratio	11.77%	0.57%	11.19%
Tier 1 ratio	7.76%	0.16%	7.60%
(2) Tier 1 capital	7,575.1	(718.5)	8,293.7
(3) Qualified Tier 2 capital	4,216.1	(225.6)	4,441.8
(4) Deductions from total qualifying capital	312.8	(206.8)	519.7
(5) Net qualifying capital (2)+(3)-(4)	11,478.4	(737.4)	12,215.8
(6) Risk-adjusted assets	97,493.4	(11,582.1)	109,075.6

Please be informed that the following materials disclosed on our website have also been corrected based on the corrections set forth in this announcement.

(Corrected materials)

•	Financial Highlights (Fiscal Year Ended Mar. 31, 2009)

•	Summary of MUFG Financial Results (Fiscal Year Ended Mar. 31, 2009)

•	Investor Meeting Presentation Material (Fiscal Year Ended Mar. 31, 2009) and others

•	MUFG Fact Book (Fiscal Year Ended Mar. 31, 2009)

•	FAQ on IR Website